Exhibit 99.5

Letter of Commitment

I, Munjoong Kang and Hanryu Bank Co., Ltd., hereby confirm and commit to the following matters.

1.	If on January 27, 2024, Hanryu Holdings, Inc. share’s U.S. market closing price (hereinafter referred to as the “Closing Price”) is less than KRW 2,000, a share price difference will be obtained by subtracting the Closing Price from the KRW 2,000 share price listed on the Share Sale and Purchase Agreement signed between Munjoong Kang and Hang Muk Shin / MunJoong Kang and Sewang Co., Ltd. on November 1, 2023 (hereinafter referred to as the “Agreement”). The total amount obtained by multiplying the share price difference with the number of shares for sale listed on the Agreement(hereinafter referred to as “Number of Shares Before Change”), shall be paid in cash to Hang Muk Shin / Sewang Co., Ltd., respectively . Or additional shares, calculated by first dividing the total purchase price listed on the Agreement by Closing Price then minus the Number of Shares Before Change, shall be transferred and delivered to Hang Muk Shin / Sewang Co., Ltd. respectively.

2.	Regarding a total of 96,872,128 KDC coins purchased by Hang Muk Shin and 15 million KDC coins purchased by Taehee Kim, Hanryubank and Munjoong Kang confirms that Hang Muk Shin has a claim for damages of KRW 800 billion (₩800,000,000) and Taehee Kim has a claim of KRW 300 million (₩300,000,000) to Hanryubank and Munjoong Kang.

3.	Munjoong Kang and Hanryu Bank Co., Ltd. will reimburse the damages under paragraph 2 in cash or virtual assets by December 7, 2023, and if the reimbursement is not made by the above date, they will pay the calculated shares with 1,500 won or the lower of Hanryu Holdings, Inc’s US market closing price on December 6, 2023 as the trading amount per share. To this end, a share sale and purchase agreement dated December 7, 2023 shall be prepared in advance, and the contract shall be stamped and issued with the amount of trading per share and the number of stocks subject to trading as blanks.

4.	In case of violating paragraphs 1 to 3, Munjoong Kang and Hanryu Bank Co., Ltd. are committed to paying KRW 1 billion separately from the amount to be paid to Hang Muk Shin, Sewang, and/or Taehee Kim as a penalty.

5.	If Munjoong Kang sells shares of Hanryu Holdings, which have been transferred to Hang Muk Shin, Sewang, and Taehee Kim, but the transfer of the title has not yet been completed, Munjoong Kang will obtain prior consent, and if Munjoong Kang receives the sale price, Munjoong Kang will pay Hang Muk Shin, Sewang, and Taehee Kim as the first priority.

6.	If the listing of the virtual asset is not applied for before December 7, 2023, and the stock of Hanryu Holdings owned by Munjoong Kang is sold, KRW 1.1 billion will be paid to Hang Muk Shin/Taehee Kim, and when the payment to Hang Muk Shin/Sewang is completed, the Creditor’s Rights are purchased by Munjoong Kang through Hanryubank.

November 29, 2023

The above person

Name: MUNJOONG KANG

Resident registration number: 710223-1237515

Address: Room 302, Building 333, 2403, Dasansoonhwan-ro, Namyangju-si, Gyeonggi-do

(Dasan-dong, Dasan I-Park)

HANRYU BANK Co., Ltd

Room A-164, 8403 Gukhoe-daero 38-gil, Yeongdeungpo-gu, Seoul

(Dangsan-dong 3-ga,Culture Building)

CEO MUNJOONG KANG